Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 15, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted June 28, 2022
CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 11, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [ ]) filed with the Commission on June 28, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 2 to Draft Registration Statement on Form S-1

Business, page 45

1.	As previously requested in prior comment 4, please supplementally provide us with a revised legal analysis addressing the issues raised in the fourth and fifth bullet points.

Response:

The Company acknowledges the Staff’s comment and is hereby supplementally providing the Staff with the below revised legal analysis addressing the issues raised in the fourth and fifth bullet points. This revised analysis is intended to supersede and replace the analysis previously provided by way of letter dated May 13, 2022.

The Company respectfully advises the Staff that it does not believe that the instruments it plans to make available on its platform are securities within the meaning of Section 2(a)(1) the Securities Act of 1933.

In making this determination, the Company has considered the nature and structure of the digital assets that will be made available on its Platform, as well as a number of other factors, including the provisions of U.S. federal securities laws, judicial precedent (such as the U.S. Supreme Court’s decisions in the SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the Reves v. Ernst & Young, 494 U.S. 56 (1990) cases, as well as the Federal District Court’s decision in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) case), the SEC’s Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology[1] (“FinHub Framework”), and reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. Finally, the Company consulted with counsel and industry experts. Notwithstanding the foregoing conclusion, and due to the ongoing evolution and nature of digital assets and the views of regulatory authorities, including the statements by the Director of the Division of Corporation Finance (Digital Asset Transactions; When Howey met Gary (Plastic) (June 14, 2018)), the Company acknowledges that digital assets that it will be make available on the Platform may, in the future, be found by the SEC or a federal court to be securities notwithstanding the Company’s prior conclusion; and that the Company’s prior conclusion, even if reasonable under the circumstances, would not preclude subsequent legal or regulatory action.

1 The SEC’s Strategic Hub for Innovation and Financial Technology will hereinafter be called the “FinHub”.

As requested, in reaching the forgoing conclusion, the Company is providing the following detailed legal analysis as to why its NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) the Securities Act of 1933, the offer and sale of which should not be registered under the Act.

FACTUAL OVERVIEW:

The NFTs

The Company is introducing new technology on its gaming platform (the “Platform”) in the form of in-game, non-fungible tokens (“NFTs”) in order to provide the users of the Platform the ability to augment their gaming experience with unique digital items such as skins and avatars. The NFTs can be utilized across the network of games on the Platform. All NFTs available for purchase on the Platform will be created and sold by the Company and third-party game developers and each NFT will represent a single instance of a digital asset. All third-party game developers shall create their NFTs through the Platform’s NFT infrastructure. The Company will continuously offer new NFTs on an ongoing basis and each drop of NFTs will be at a fixed price.

All marketing of NFTs to be sold on the Platform will focus on the NFTs as enhancements to the games available on the Platform in the form of avatars and skins. The Company has no plan or intent to market or advertise the Platform’s NFT feature as investment vehicles and there will be no marketing suggesting that the value of the NFTs will appreciate. The Company has not and will not engage promoters, sponsors, or third parties whose marketing efforts are intended to drive price appreciation of the NFTs. All NFTs that are sold by the Company will only be offered for sale on our Platform for a modest price.

The Company may use profits from our business to reinvest and further develop our business, the goal of this is to provide a better gaming experience, grow the number of games on the Platform, and to increase the number of third parties that use the Platform. The Company’s focus of reinvestment is not to increase the value of NFTs previously sold, but rather to grow its business overall. Finally, to the extent that any NFT increases in value it will likely be due to the efforts of the player that uses the NFT assets in game.

The Platform

The Platform is not a marketplace for NFTs as the Platform provides no mechanism for resale of the NFTs; it only provides users with the ability to purchase and mint NFTs for use within games that are offered for play on the Platform. The Platform will allow third-party game developers/publishers to onboard their games to the Platform and offer NFTs using the Company’s smart contracts for use in all of the games available on the Platform. The Platform is not designed to and does not intend to sell any other kind of digital assets other than NFTs designed to be used in-game, and, at any time, ownership of a NFT bought on the Platform will be held only by a single owner. For avoidance of doubt, the Company will not allow, at any time, the minting or the selling of NFTs owned by more than one person (i.e. it will not provide for shared ownership of an NFT) nor fractionalization of a single asset represented as multiple NFTs.

To purchase an NFT, a user must link his or her digital wallet to the Platform. Once an NFT is purchased, that NFT will remain within such user’s digital wallet and as long as such user’s digital wallet is linked with the Platform the purchased NFT can be used in-game. At no point will the Company act as a custodian to any purchased NFTs. If a purchaser desires to transfer an NFT to a third party, they will have to do so via a third-party marketplace.

Each NFT will represent ownership of a license to use the digital content associated with that NFT in the games. The digital content will be based on intellectual property owned or controlled by the Company or third-party game developers. NFT purchasers will not own the intellectual property in the digital content. Those intellectual property rights shall remain with the Company or third-party game developers as applicable.

The Royalties

NFTs are unique as they can be designed to provide for the payment of royalties to original NFT creators for the use of the licensed intellectual property rights to their NFT. The royalty rates and mechanisms can be coded into the smart contracts which are deployed on the relevant blockchain to permit a set percentage of the sale price to be collected for future sales as an ongoing license fee. The Company will receive a royalty, if and when a purchaser resells any of the NFTs, that were initially purchased on the Platform, to third parties via a third-party marketplace that allows for the implementation of royalties, such as OpenSea or Rarible. However, no assurance can be given that any such transactions will occur or that the Company will earn any such royalty fees. We currently anticipate that the initial royalty fee for our initial smart contracts will be set at the current market standard of approximately 5-10%. The royalty rate for future smart contracts may be set at different rates from our initial smart contracts depending on changes in the market standard rate. For avoidance of doubt, none of the NFTs represent a right for the NFT owner to receive any revenue. The Company will not, at any time, pool and distribute the royalties to its NFT holders. No matter how many secondary sales occur on third-party platforms, the royalty for a given NFT will only be payable to either the Company or the third-party game developers, as appliable, based on which entity sells NFT on the Platform.

ANALYSIS:

In considering whether U.S. federal securities laws apply to the offer, sale, or distribution of the NFTs on the Platform, the Company considered, as a threshold issue, whether the NFTs are a "security". The term "security" includes an "investment contract," as well as other instruments such as stocks, bonds, and transferable shares. A digital asset should be analyzed to determine whether it has the characteristics of any product that meets the definition of "security" under the federal securities laws. In this regard, both the Commission and the federal courts have frequently used the "investment contract" analysis to determine whether unique or novel instruments or arrangements, such as digital assets, are securities subject to the federal securities laws.

The test to determine what constitutes an investment contract was articulated by the U.S. Supreme Court in SEC v. W. J. Howey Co. (“Howey”). Under Howey, an “investment contract” exists where all the following factors are satisfied: (1) an investment of money; (2) in a common enterprise; and (3) with a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others. The focus of the Howey analysis is not only on the form and terms of the instrument itself but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales).

1.       An Investment of Money

The first prong of the Howey test is unequivocally met. The SEC and several courts have held that, to meet the definition of a security, an investment of “money” need not be in the form of cash. SEC v. Shavers, No. 4:13-CV-416, 2014 WL 4652121, at *1 (E.D. Tex. Sept. 18, 2014). (holding that an investment of Bitcoin, a virtual currency, meets the first prong of Howey). Consequently, it is clear that the an offer and sale of an NFT involves investment of money because the NFT is purchased in exchange for value, whether in the form of fiat currency, cryptocurrency, or other type of consideration.

2.       Common Enterprise

Based on how these NFTs are structured (i.e. non fungibility), the Company believes that there is no “common enterprise”. Under this prong, a common enterprise exists where investment returns of digital asset purchasers are linked to each other or are dependent on the success of the promoter's efforts or expertise. Thus, if the value of an NFT is substantially connected to either the profits of a promoter or to those of other NFT holders, then such NFTs are more likely to be found to be a “common enterprise”.

Here, each NFT represents a right for a single individual to own rights to a unique instance of a digital asset. Because there is a single owner of a unique instance of an item, there is neither commonality of interest between the various NFT owners nor the NFT owners and the issuer. To the extent that an NFT varies in value, it is based on market demand for that instance of the item from other collectors or purchasers. Therefore, purchasers of the NFTs on the Company’s Platform are not in a “common enterprise” because (i) each NFT is owned by a single owner, (ii) the secondary value of a purchased NFT is not tied to the success or failure of the Company, and (iii) there is no material dependence upon the managerial efforts or expertise of the Company.

3.       Expectation of Profits Derived from the Efforts of Others

The third prong of the Howey test is not met because any appreciation in the value of a purchased NFT is not based on the efforts of the Company but rather market demand. In the Framework for Digital Assets, the FinHub lists several different characteristics of digital assets that could make such digital assets more likely to be investment contracts and further notes that no single factor is determinative; the more factors present, the more likely it is an investment contract. The inquiry, therefore, is an objective one, focused on the transaction itself and the manner in which the digital asset is offered and sold.

One specified factor is that a digital asset is “not fully functional at the time of the offer or sale,” and purchasers would reasonably expect a sponsor, promoter, or other third party (referred to as an “Active Participant”) to “further develop the functionality” of the asset. Further, the notion of third-party efforts refers to work that is to be performed in the future rather than that which has already taken place in the past. At the time that any NFT is purchased and minted on the Platform, the NFTs will be able to be used in-game and be fully functional. The underlying smart contracts of the NFTs are written prior to the launch of the sale and cannot be mutated post-deployment; no further development of the NFTs by an Active Participant will be required after purchase for such NFT to have its full utility.

A second specified factor is that the holder has the opportunity to realize gain or profit from the appreciation in the value of the digital asset “that comes, at least in part, from the operation, promotion, improvement, or other positive developments in the network, particularly if there is a secondary trading market that enables digital asset holders to resell their digital assets and realize gains”. As noted in the Framework for Digital Assets, “price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey test.” Here, all NFTs that are sold by the Company will only be offered for sale on our Platform for a modest price. Moreover, to the extent that any NFT increases in value it will likely be due to the efforts of the player. Further, although a purchaser of an NFT may resell such NFT in a secondary market, it must do so on a third-party marketplace as the Company does not provide any opportunity or mechanism for resale of the purchased NFTs. There is no guarantee that any such resale will be at a higher price than the original sale price. Thus, it is not a given that the purchaser of an NFT will be able to make a profit. Any realization of profits from the resale of the NFTs will be as a result of supply and demand and other external market forces and will not be a direct result of any effort by the Company to increase the value of the NFTs, and a NFT is not defined as a security simply because it can increase in value. Additionally, the Company plans to continuously sell NFTs through its Platform at a modest price.

A third specified factor is that the digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset. In United Housing Foundation, regarding the third prong of the Howey test, the Supreme Court explained: “What distinguishes a security transaction—and what is absent here—is an investment where one parts with his money in the hope of receiving profits from the efforts of others, and not where he purchases a commodity for personal consumption or living quarters for personal use.” United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 858 (1975). Here, the Company’s intention behind offering the NFTs is for use in gaming to augment the purchasers’ gaming experience on the Platform. The NFTs will be marketed to express this intent and will not be directly or indirectly marketed to suggest that they can be sold for a profit or as investments or any type of speculative vehicle.

Gary Plastic. Additionally, the Company does not believe that the Second Circuit’s holding in Gary Plastic is applicable to the Company’s business model. Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). The Second Circuit found securities laws applied because of the potential for profit from the existence of a secondary market advertised by an issuer for an instrument that was otherwise not a security. Referencing this ruling, the SEC reasoned that digital assets sold in an offering by promoters to “develop the enterprise” will most often be a security because the efforts of promoters are the primary source of value creation in the asset, and, that, Gary Plastics stands for the notion that marketing of ‘investments’ based, at least in part, on potential secondary market liquidity can cause an instrument to be deemed a security. However, the mere existence of a secondary market should not be dispositive as many networks require a form of secondary market to balance economic demands without any one actor having to play all roles (consumer, provider, etc.) on the network. See William Hinman, ‘Digital Asset Transactions: When Howey Met Gary (Plastic)’ (14 June 2018), www.sec. gov/news/speech/speech-hinman-061418.

Here, there is no factual information to relate the Company’s actions to those of the issuer in Gary Plastic because (i) although there is a secondary market for the NFTs, the Company’s marketing strategy is to promote the NFTs as a way to increase a gamer’s gaming experience and does not promote the NFTs as speculative investment vehicles, (ii) the Platform does not physically provide opportunities for resale of the NFTs, and (iii) there are no promises of efforts by the Company to enhance the value of the NFTs. The Company’s primary objective is to build and grow the Platform to enable the Company to launch games and to obtain revenues through the sale or minting of new NFTs to users of games and to earn fees and/or commissions on the sale of NFTs by third parties that engage with the smart contracts on the Platform. The Company’s efforts to grow the Platform will be focused on these purposes and, not to increase the value of any previously sold NFTs.

Additionally, although, the Company will continuously seek to expand and improve the functionality of the Platform following the launch of our initial games and Platform, through the adoption and implementation of new technologies, (i) all NFTs offered will be designed to provide users with immediate in-game entertainment value at a modest cost, (ii) the Company will continuously offer new NFTs on an ongoing basis and each drop of NFTs will be at a fixed price, (iii) the Company intends to market and sell NFTs to Platform users solely for consumptive use as a means of entertainment value on, and in connection with, the Platform; and (iv) the Company’s efforts to further develop the functionality of the Platform will be solely to maintain a competitive advantage with current and future competitors in the gaming industry in order to increase its market share and not to increase the value of previously sold NFTs. While the number of games that an NFT may be used in, and the functionality of the Platform, may increase and change over time, new and existing users of the Platform will always have the opportunity to acquire new NFTs for entertainment value at a modest cost. Thus, we do not anticipate that there will be a disparity in price between already issued NFTs and new NFTs that may be purchased on our Platform.

Lastly, while the Company may use profits from our business, which includes the sale of NFTs on the Platform, to reinvest and further develop our business, the goal of this is to provide a better gaming experience, grow the number of games on the Platform, and to increase the number of third parties that use the Platform so that the Company can earn fees and/or commissions on the sale of NFTs. The Company’s focus of reinvestment is not to increase the value of NFTs previously sold. To the extent that any NFT increases in value it will likely be due to the efforts of the player that uses the NFT assets in game. For example, to the extent that a player’s individual efforts and successes in playing the games and using the in-game assets results in unlocking certain additional content features or functionality of the games, these personal efforts of the user may impact the value of that player’s NFT.

Royalties. A royalty is a legally binding payment made to an individual or company for the ongoing use of their assets, including copyrighted works, franchises, and natural resources. Here, the NFT royalties are payments, to the Company or to developers/publishers of third-party games on the Platform as creators of the NFT, for a copyright license being granted to the purchaser of the NFT for the artwork underlying the NFT. Therefore, since the intellectual property is still owned by the creators of the NFTs, the royalty is simply a license fee back to the creators. and not a right for the purchaser to share in future additional payments. Additionally, no assurance can be given that the resale of the NFTs will occur or that the Company will earn any such royalty fees. No resales of NFTs can be made on the Platform and the Company does not intend to market the NFTs in any way that promotes their resale.

Conclusion:

For the foregoing reasons, the Company respectfully advises the Staff that its NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) the Securities Act of 1933, the offer and sale of which should not be registered under the Act.

2.	We note your response to prior comment 12 of our April 27 letter. Please revise to clarify that any determination of the company is not binding on regulators or courts. Please also revise to clarify whether your policies and procedures include regular or periodic reassessments of crypto assets in light of the ongoing development of your business, as well as developments affecting crypto assets more generally (such as legislative or regulatory actions).

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 2. See pages 20 and 44-45.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer